Exhibit 99(A)

                                  ATTACHMENT A

                        AFL-CIO HOUSING INVESTMENT TRUST
                          NOMINATING COMMITTEE CHARTER

                              Adopted April 7, 2004

      This charter sets forth the purpose, authority, and responsibilities of the Nominating Committee of the Board of Trustees of the AFL-CIO Housing Investment Trust (the "Trust"). The Board of Trustees shall review this Charter at least annually.

1.    Purpose

      The Nominating Committee (the "Committee") has as its primary purpose responsibility for the nomination of a person to serve as a member of the Board of Trustees of the Trust.

2.    Authority

      The Committee has been duly established by the Board of Trustees of the Trust, and shall be provided with appropriate resources to discharge its responsibilities.

3.    Composition and Term of Committee Members

      The Board of Trustees may, in its discretion, appoint the members of the Committee, set the number of Committee members and add or remove one or more members. Members of the Committee may not be interested persons of the Trust, as defined in Section 2(a)(9) of the Investment Company Act of 1940, as amended (the "1940 Act").

      Each member of the Committee shall serve until a successor is appointed.

4.    Responsibilities

      In the event a vacancy exists on the Board of Trustees of the Trust, or a vacancy is anticipated, the Committee shall consider candidates recommended by any of the following (i) members of the Committee, (ii) other members of the Board of Trustees, (iii) participants, and (iv) management, in each case in accordance with procedures to be adopted by the Committee. Each candidate will be evaluated by the Committee in terms of relevant experience that would enable the candidate to serve effectively as a Trustee, as well as his or her compatibility with respect to the Trust's mission. In addition, candidates will be evaluated based on their eligibility to serve under the Trust's Declaration of Trust. When a viable candidate has been identified, the members of the
Committee may conduct in-person interviews of each candidate using a standardized questionnaire. When all of the candidates recommended to the Committee have been

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evaluated and, if applicable, interviewed, the Committee will determine which of the viable candidates should be presented to the Board of Trustees of the Trust for nomination to participants to become a member of the Board of Trustees of the Trust.

      Notwithstanding anything herein to the contrary, any vacancy occurring as a result of the death or resignation of any Union Trustee or Management Trustee within the contemplation of Section 2.7 of the Declaration of Trust shall be filled in the manner provided in such Section 2.7.

5.    Meetings

      The Committee shall meet on an "as needed" basis and is empowered to hold special meetings as circumstances require.

      A majority of the members of the Committee shall constitute a quorum. The Committee may take action by unanimous written consent.

      Minutes of each meeting will be taken and circulated to all members of the Committee in a timely manner. Counsel to the Board of Trustees of the Trust will serve as counsel to the Committee, and will be responsible for maintaining the minutes of the Committee's meetings.


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